

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 19, 2009

By U.S. Mail and Facsimile to: (407) 843-2448

Robert Rothman
Chief Executive Officer
Florida Bank Group, Inc.
201 N. Franklin Street, Suite 2800
Tampa, FL 33602

> **Re: Florida Bank Group, Inc.**
> **Form 10-12G**
> **Filed October 30, 2009**
> **File No. 000-53813**

Dear Mr. Rothman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-12G

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the initial filing date pursuant to Section 12(g)(1) of the Exchange Act. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. Please also note that we will continue to review your filing until all of our comments have been resolved.

Description of Business, page 1

General, page 1

2.   Please revise this section to discuss any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business during the last three years. We note, for example, the discussion in the "Overview" on pages 14-15. Refer to Item 101(h)(3) of Regulation S-K.

3.   Please revise to describe the business conducted by FBG Properties, Inc.

4.   Please tell us, with a view towards revised disclosure, if the company has any lending relationship(s) upon which the company is dependent. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Commercial Real Estate Loans, page 3

5.   You state that you lend to builders who have a "successful track record" with you or one of your competitors. Please tell us, with a view towards revised disclosure, how you determine if a builder has a successful track record.

6.   Please revise the third paragraph of this section to state the maximum loan to value limits for raw land and land development loans. Please also state the maximum limits for all other types of commercial real estate loans.

Residential Real Estate Loans, page 3

7.   We note that you quantify your residential real estate construction loan portfolio in the first paragraph of this section. Please revise to quantify the other types of residential real estate loans.

Other Installment and Consumer Loans, page 3

8.   Please briefly describe the types and lengths of loans that comprise this portfolio.

Regulatory Considerations, page 4

9.   It is inappropriate to qualify your discussion of applicable statutes and regulations by reference to those statutes and regulations. Please revise to eliminate this qualification.

10.   We note that the "Regulatory Considerations" discussion makes up the majority of the "Description of Business." Please revise this section to include only the

information that is material to an understanding of the company and the effect of existing or probable governmental regulations on the company's business. Refer to Item 101(h) of Regulation S-K.

Risk Factors, page 9

General

11.   It appears that the company is voluntarily registering its common stock in connection with its potential obligations under the Put and Call Option Agreement. To the extent the company may consider subsequently terminating its registration and reporting obligations, please revise to provide appropriate risk factor disclosure.

Changes in business and economic conditions…, page 10

12.   Please revise this risk factor to discuss the particular conditions in your market area that have had, and may continue to have, a negative impact on asset quality and earnings. Please discuss, for example, unemployment, foreclosures, distressed sales and other conditions specific to the real estate market in which you operate.

Nonperforming assets take significant time to resolve…, page 10

13.   Please revise this risk factor to discuss in greater detail the categories or types of loans that have had the greatest impact on nonperforming assets and those that pose the greatest risks going forward.

Our loan portfolio includes a substantial amount of commercial…, page 10

14.   Please revise the bullet points on page 11 to disclose the Bank's actual percentages at December 31, 2008 and September 30, 2009.

The Bank and we are subject to extensive governmental regulation, page 13

15.   Please tell us if there are any agreements or understandings, written or oral, between the company or the Bank and their regulators. In particular, please advise the staff regarding any requirements that the company or the Bank raise additional capital, increase liquidity or change lending practices in a material way.

Financial Information, page 14

Provision for Loan Losses, page 22

16.   We note your disclosure that the allowance is an amount that management
        believes is adequate to absorb potential losses on existing loans. This appears
        inconsistent with your policy disclosed on page 27 and throughout the filing that
        the allowance is for probable incurred credit losses. Please revise to reconcile this
        apparent inconsistency. If true, confirm that your methodologies are applied
        consistent with the policy stated in your disclosure on page 27. Further, please
        revise the footnotes to your financial statements to provide similar disclosures.
        Additional information is available in Section II.P.1 of the Current Accounting
        and Disclosure Issues in the Division of Corporation Finance Outline dated
        November 30, 2006 available on the SEC's web-site.

Allowance and Provision for Loan Losses, page 27

17.   We note the continued deterioration in the credit quality of your loan portfolio, as
        evidenced by increased non-performing and impaired loans from December 31,
        2008 to September 30, 2009. We also note your disclosure on page 28 that due to
        the economic slowdown your customers are exhibiting increasing difficulty in
        timely payment of their loan obligations and that you believe that this trend will
        continue in the near term and that you may experience higher levels of delinquent
        and nonperforming loans.

        We also note that your allowance for loan loss as a percentage of your loan
        portfolio decreased from 2.63% at December 31, 2008 to 2.10% at September 30,
        2009. Please tell us and revise your filing to comprehensively bridge the gap
        between the increases in your non-performing and impaired loans and presumably
        the increased delinquencies in the remaining portfolio and your disclosure of the
        continuance of negative credit quality trends with the decrease in your allowance
        for loan losses from December 31, 2008 to September 30, 2009. In your
        disclosure, please provide an analysis of the specific and general components of
        your allowance for loan losses detailing how you determined that each component
        was directionally consistent with the underlying credit quality of the applicable
        loan portfolio. Please be as specific and detailed as needed to provide an investor
        with a clear understanding of the changes in credit quality in each applicable loan
        portfolio and its effect on each component of the allowance for loan loss.

18.   Consistent with the above comment, we note that the balance of impaired loans
        with a valuation allowance increased from $35 million at December 31, 2008 to
        $72 million at September 30, 2009 yet the specific allowance related to these
        loans only increased $0.1 million. Please revise to discuss in detail the underlying
        reasons why the specific allowance did not increase by a similar percentage as the

impaired loans.

19.   Please revise your disclosure of the activity in your loan loss allowance on page
        28 to separately identify the amount of charge-off's and recoveries by loan type.
        Refer to Item IV.A of Industry Guide 3.

20.   On page 29, you disclose that you had $11.9 million in restructured loans yet in
        the preceding table of non-performing loans you disclose no restructured loans at
        September 30, 2009. Please revise to include the balance of restructured loans in
        your table or advise us about this apparent inconsistency.

Non-Performing Assets, page 29

21.   Please revise the narrative that accompanies the table in this section to provide an
        investor with a better understanding of the specific types of assets that are
        included in total non-performing assets. Please discuss and quantify the
        categories or types of loans that comprise non-performing loans, discuss any
        particular lending relationship(s) that constitute a material portion of the non-
        performing assets and evaluate any trends identified in the increase of non-
        performing assets during the first nine months of the 2009 fiscal year.

Executive Compensation, page 43

Summary Compensation Table, page 43

22.   Please revise the footnotes to the "Stock Awards" and "Option Awards" columns
        to disclose the assumptions made in the valuation by reference to a discussion of
        those assumptions in the company's financial statements, footnotes to the
        financial statements, or discussion in the Management's Discussion and Analysis.
        Refer to the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 47

23.   Please revise the last paragraph in this section to characterize the types of services
        provided by the law firms and the nature of Mr. Gibbs' interest in these
        transactions. Refer to Item 404(a) of Regulation S-K.

Audited Financial Statements

Consolidated Statements of Operations and Other Comprehensive Income (Loss), page
F-4

24.   Please revise your line item description related to impairment of securities to read
        Other-Than-Temporary impairment of securities available for sale. Also, please

revise your other references to permanent impairment losses used elsewhere in the filing. Refer to Staff Accounting Bulletin Topic 5:M, which reflects the belief that FASB consciously chose the phrase "other-than-temporary" because it did not intend the test to be "permanent impairment."

25.   Please revise to present the impairment of securities in noninterest income or tell us why you believe your presentation is appropriate. Refer to Rule 9-04.13(h) of Regulation S-X.

Consolidated Statements of Changes in Stockholders' Equity, page F-6

26.   You currently have a line item for stock issued as compensation during 2008 that indicates that only shares were issued and there was no effect on stockholders' equity. Please tell us the facts and circumstances regarding these transactions and why they have no effect on stockholders' equity.

Note 1 – Summary of Significant Accounting Policies

Income Taxes, page F-14

27.   We note your disclosure on page 24 that you have reported a cumulative tax loss through the period since the termination of your S election (December 31, 2005) through September 30, 2009 and that you determined that a valuation allowance against our deferred tax asset is not required.

       a.   Please tell us in detail and revise your filing to explain how you considered the greater than three year cumulative loss position when determining the need for a valuation allowance for your deferred tax assets.

       b.   Please provide detailed information of both the positive and negative evidence considered to overcome the significant negative evidence of your cumulative losses in determining the extent of any valuation allowance. Refer to paragraph 23 of SFAS 109.

       c.   Clearly disclose the expiration of your tax loss carryforwards.

       d.   To the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets, disclose that fact and provide a brief description of such strategies.

Note 18 – Stockholders' Equity, page F-41

28.   We note your disclosure on page F-41 regarding the Put and Call Option Agreement with The Bank of Tallahassee shareholders. Please tell us how you account for this agreement and tell us the accounting guidance that you considered that supports your policies. Please revise your filing to disclose your accounting policy related to this agreement.

Interim Financial Statements – General

29.   We note your disclosure on page 39, regarding your adoption of FSP 115-2 in the second quarter of 2009 and your disclosure on page 35 that you recorded an other than temporary loss of $2.2 million in 2007 and $0.2 million in 2008 and that the remaining book value of your private label asset backed portfolio is approximately $1.1 million. We also note that you did not record a cumulative effect adjustment from adopting FSP 115-2. Please provide us with your analysis on which you concluded that no cumulative effect adjustment should be recorded. Your analysis should compare your estimate of the cash flows expected to be collected for the impaired private label securities to the amortized cost basis as of April 1, 2009. Refer to paragraph 45 of FSP 115-2.

30.   Please revise to disclose the information required by paragraphs 38-43 of FSP 115-2.

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley at (202) 551-3437 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor

cc: John P. Greeley, Esq.
Smith Mackinnon, PA
(By facsimile)